Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 001-39406

Tempo at CJS Securities 22nd Annual New Ideas for the New Year Investor Conference Wednesday, January 12, 2022

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Thanks for the intro, Jon, it’s great to have this platform to tell the Tempo story.

My engagement with Tempo started as an angel investor in 2015, and I became CEO in 2019. I have led a number of semiconductor startups, the last of which was acquired by what is now Analog Devices. As a start-up leader, our new product delivery schedule meant everything. When I found out that my engineers would bake in an extra manufacturing cycle into the prototyping phase for our new products because they couldn’t trust vendors to deliver a quality product on-time, it drove me crazy.

It turns out that making prototype and on-demand production electronics is estimated to be a massive $290B market that has existed under the radar. To serve this market, Tempo has built a 21st century cloud software platform to transform the customer experience, automate error-prone manual processes, and bring artificial intelligence to bear on improving electronics prototyping and on-demand production. All of this is in service of helping our customers be more innovative, more rapidly than ever before.

The pro forma data reflects the consolidation of three companies, including Tempo, as part of a SPAC transaction. By combining Tempo’s innovative software platform with the large customer base and expert capabilities of two industry stalwarts, Advanced Circuits and Whizz Systems, we expect to create a profitable, technology-centric leader on day one of our life as a public company. We expect to have pro forma revenue of approximately $145 million in 2021, and be profitable. And, although we haven't included it in any of our pro forma numbers, we believe additional acquisition opportunities will present themselves and, if we are able to successfully execute, could result in up to an additional $500 million of inorganic sales opportunity over the same time period.

The proposed business combination between Tempo and ACE Convergence Acquisition Corp. would combine Tempo, Advanced Circuits, and Whizz Systems, which would result in a combined company that is publicly traded. We filed our initial S-4 in November of last year, and we expect the transaction to close this quarter. ACE brings an operators mentality to the mix, with strong hardware and supply chain insights and contacts. Unlike many other SPAC transactions, the proceeds of this deal will be used primarily to acquire Whizz and Advanced Circuits, so that we have the opportunity to start out life as a public company with substantial revenue and profitability, as well as strong technological underpinnings.

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To give you a better understanding of the problem we are solving, let’s dive into the customer journey from product concept to production. As an illustration, a medical device customer was working with us on three printed circuit boards that would eventually be incorporated into a finished product.

The horizontal axis is a timeline, showing successive iterations and orders to Tempo as the customer’s product progressed from early design to increased manufacturability. Typically, our customers order tens of units in the early phases, and more as they progress towards manufacturability. In cases where they plan to manufacture in higher volumes, we hand off to another manufacturer who specializes in high volume production. But, for customers that only ever make hundreds of something or low thousands of a product, they may continue to send their business our way.

The important takeaway is that whether it’s a mobile phone, a satellite, a fighter jet or a toaster oven, there’s a similar progression. The average number of iterations is 14, so you can imagine that the elapsed timeline can be many months or quarters. Our goal is to minimize the number of iterations by identifying issues as early as possible in the design cycle and ensuring that every order along the way is on-time and of the highest quality.

However, the standard of performance in this industry prior to Tempo often led to disappointment and delay, and caused companies like my previous startup to anticipate vendor-induced delays in their new product introduction process. The basic challenge is the pervasive manual process. Customer data typically comes in un-normalized, there's no platform underpinning it, and success relies on the expertise of seasoned employees to bridge workflow gaps with heroics. There are more than 1,100 companies in the US serving this market with less than $50 million in revenue - their ability to scale is limited by the lack of technology that has been developed for the special needs of this market, and Tempo is addressing this need.

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At Tempo, we've taken direct aim at this opportunity, with a comprehensive platform that makes high mix electronics manufacturing straightforward, visible and predictable.

Our goal at Tempo is to help companies get their electronic products to market as quickly as possible. We work with many of them from concept to production. The form of the product is a printed circuit board assembly or PCBA - if you’ve ever broken a product that has electronics in it and have seen the guts of it, that rigid board with components on it is what we’re talking about. Our goal is to deliver production quality - even for the very first item off the production line - with the quickest turnaround possible.

We do that with purpose built software and AI that augments our production line and our capable employees. The Tempo platform combines 3 basic planks:

●	First, we have created a customer facing portal that brings e-commerce-like capabilities to our interactions with our customers, with seamless web-based quoting, order tracking, supply chain visibility and other basics;

●	Second, we use our software to connect the customer data to the factory. It then mines the manufacturability data from each step of the manufacturing process. This can be likened to what many traffic apps do with driver data - the conditions of every road are updated with every mile driven - and every driver - in a way that allows you to avoid the trouble spots. We’re doing something similar for manufacturing, anticipating the design and manufacturing challenges for designs we may have not seen before by analyzing the ones we‘ve already built;

●	Finally, we plan to network our pro forma six factories to ensure that what is learned in one factory is shared with the rest.

These are the basic underpinnings of our differentiation.

Let’s look at a few customer success stories to frame the advantage that Tempo provides. GE Healthcare is a perfect example of why there’s such a need for speed and quality. We helped them compress their lead time from up to five weeks to five days. This time that is returned to engineers is invaluable: it can be used to experiment more and further perfect a product, or to simply save time on a race to market. In either case, Tempo is setting a new standard in the market, and our customers really benefit from it.

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The punchline for our customers is “speed with quality.” We are transforming the hardware development journey into something that looks a lot more like software development in terms of agility and time to market.

Our customer base spans some of the fastest growing and most demanding innovators in the industry. From space to semiconductor and beyond, electronics and software are at the forefront of new products. We are proud to have many of the top 5 companies in these sectors on our customer list. We’re not limited to these sectors though: anyone who makes electronics is a potential Tempo customer. We’ve shown a few customer logos here, but we have many more notable customers in every fast growing segment.

●	Within the space segment, there are a lot of boards that Tempo built that are circling the earth these days. We also have some in the Mars Rover.

●	Within the semiconductor segment, we see tremendous opportunities for growth, especially with onshoring tailwinds and infrastructure focus in the semiconductor sector. This is another reason why our potential matchup with the ACE team, with their strong semiconductor business experience, is so compelling.

●	Within the aviation and defense segment, I would note that Lockheed Martin is not only a customer but they also invested in Tempo’s series C round.

●	The medical and industrial verticals are also filled with the “who’s who” in their respective industries.

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When we put all of these pieces together with our technology platform, there is a strong, virtuous cycle that occurs. On the top line, the improved, web-based customer experience is expected to attract more and more customers to the business. On the bottom line, the automation from quote to delivery will be impactful. But the gold mine of data that could be unlocked through the combination of these companies is as valuable to our competitive moat as these top and bottom line technology-enabled benefits.

These first two acquisitions are expected to only be the beginning of our journey as a preferred acquirer in the sector.

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And this is just the beginning of our journey as a public company. This industry is ripe for digitization. There's no amount of manual power that can compete with an automated platform that connects processes across disciplines, bridges gaps, and minimizes regrettable processing errors. The fact is, Tempo's already got that implemented and running today.

What's more exciting is that we're moving even further forward. The Tempo platform is central to driving a virtuous data cycle. With each successive customer order, we collect more information on a broader range of parts and designs, which deepens the experience in the system.

As of today, we've seen over 17 thousand designs and delivered approximately 180 thousand boards. We caught 4.5 thousand design issues before they got to production. We've seen 61 thousand unique parts across 50 million placements. Our acquisitions bring us even more of an opportunity for data. Integrating those with our platform, we expect to have experienced over 140 million placements by the end of the year.

All this data is fuel for machine learning, improving our models, and driving ever-improving results.

We started with our platform for software-driven manufacturing, and now the data informs manufacturing-driven software.

We've designed the Tempo platform to not just inform our factories, we're scaling it to transform our industry.

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In summary, the time is right to marry technology with electronics manufacturing. Tempo has focused on a massive market that has not adequately benefited from digitization or AI, and our focus and head start will allow us to grow organically and via continued acquisition.

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Q&A

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It seems impossible that a manufacturing industry as big and as fragmented as this has existed in the U.S., just under $300 billion, under the radar and is still doing things manually without some sort of automation or consolidation built into it. Why do you think this is? Now that you have created a solution to address this, what stops a competitor from doing something similar?

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Joy: If you take a look at the genesis of this industry, it started out some 30 plus years ago as more and more companies started designing electronics and products. Often people spun out of the larger manufacturers, realizing that the special needs of folks who wanted to make only a handful of units of something on the march towards production was something they could build a small factory to support. What you find is clusters of small manufacturers co-located with major tech centers, all of which have grown up with the electronics industry, but many or most of which have capped out their growth at the $50 million level because there has not been a consolidated technology effort to perfect what turns out to be this high mix, low volume manufacturing opportunity. Because there is such a promulgation of small companies that have been primarily driven as family businesses, managed for cash flow, the adoption of technology has not been high. There has been no R&D investment and until you take a few steps back and think through the nature of the problems our customers face and how technology can be brought to bear to solve that, which is what the founders of Tempo did in the 2014-2015 time frame, it seems obvious in retrospect that this was an opportunity waiting to happen. We put a lot of work into this: we’ve got years of software development behind us already, years of experience working with leading-edge customers and understanding their needs, and the technology moat will only widen as we consolidate, through this SPAC merger, with two other leading companies which not only add capabilities and services to the mix but also a huge source of data to feed our machine learning and AI.

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You gave us examples in the presentation, but I was wondering what is the typical expense saving and time saving for your customers as you go to market with your systems and technologies versus what they were doing before, whether it’s from lower error amounts, less iterations, what have you, or even the supply chain integration that you have in your system. Help us understand all the little things that you bring to the table to make this attractive to your customers and beat out the incumbents.

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Joy: The fundamental metric we like to look at is time, and what contributes to those time savings is a thousand big and little things where we try to automate away some of the uncertainty and manual processes that can contribute to the confusion and error-prone affects here. For each of these iterations, you can think of something that would nominally be weeks long taking days. That said, let me take the bull by the horns on the supply chain challenges that face our entire industry right now. One of the things that we’re trying to do right now is take advantage of the connectivity we have to our key supply chain partners so we can inform our customers as early as possible in their design process which parts are readily available and which parts are or may be challenging to procure in the future so that we can help provide some value added insights into the supply chain, so that they can make the best possible choices in this constrained environment. In fact, in a number of cases now, we are working with customers to stock up on the most likely parts they may need over a more protracted period of time and carrying that inventory for them. We can track it to the customer and the customer can track it themselves right through to production.

Ryan: As we put these three companies together it is our goal to be the cost leader, and we will talk about some of the services we deliver. So many of our customers are innovators in their fields and what is important to them is quality and first-time-right. Shortening that product cycle has tremendous value to a lot of our customers.

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Can you detail the combination with Whizz and Advanced Circuits? What do they bring to the table respectively? How does that synergize with what you have under the hood in terms of technology and systems so that it becomes more than the sum of its parts?

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Ryan: As Joy referenced in the presentation, by putting these three companies together, we feel like we’re bringing a complete, integrated service offering: low cost, high value design services from the Whizz acquisition; world-class bare printed circuit board manufacturing in Advanced Circuits, who has tremendous capabilities and is a cost leader; state of the art printed circuit board assembly services and rapid prototyping, which is Tempo’s bread and butter; and low cost, off shore assembly and manufacturing capabilities from the Whizz acquisition. We are bringing together an end-to-end service offering. All this capability comes day one if we complete the business combination. As you apply Tempo’s technology and software capabilities and overlay it and it permeates through that combined organization, you’ll see a lot of benefits; we’ll see it as a company and our customers will see it. Customers will see an improved customer experience in terms of the front-end capability and hopefully they will see it in terms of an improved manufacturing experience, with overall improved yields and quicker lead times and the like. As you put the companies together, there will be traditional M&A synergies. We are vertically integrating and there will be savings that we get by keeping it in the family. There will also be a massive opportunity to cross sell across the group. There are different services and capabilities coming from the three firms; all three companies have great customer lists that we will be able to up-sell and cross-sell. We’re very excited about the opportunity there.

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From the SPAC side of the equation, what attracted you to ACE Convergence? What did that enable you to do compared to traditional financing options? I assume it’s the double acquisition, but what was the other option out there? Why ACE and why now?

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Joy: We started this journey earlier last year as a board; we’ve had an acquisition strategy in place since I’ve been affiliated with the company. It was always our goal to develop this capability and to start to grow this way. As we began to talk about it with the SPAC product being out there, it looked like it might be the perfect vehicle to execute this strategy on. Not only would it fund the acquisitions, but it puts us in the position where subsequent acquisitions can be that much more accelerated by having the public company status and access to capital that that might confer. In terms of the various SPACs we talked to, ACE has Behrooz Abdi as CEO, who is a longtime semiconductor executive. When we presented to the ACE team, it was one of those presentations where we were throwing out the charts and just rolling up our sleeves and talking about the opportunity pretty quickly. The appreciation for the problem set and the opportunity commensurate with it was pretty clear to us and clear to them in terms of their ability to really be helpful and generative as future investors and board members.

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Ryan: If I could add to Joy’s answer, one of the things that really differentiates this transaction is that we require the capital in order to close these acquisitions; we like to say we are executing on this capital transaction for the right reasons. This is not a transaction where we are raising a bunch of capital, put it on the balance sheet and tell investors later what we are going to do with it. We are being really clear in terms of what the capital is being deployed for. What we are putting together on a pro forma basis is a combined company that has tremendous capabilities, substantial revenue streams—as Joy mentioned it has $145 million on an annualized basis in a company that we expect to be profitable and generating cash. Put that whole platform together, we think we have a great company in terms of the opportunity to grow on an organic basis, but also a really great platform in order to continue to be inquisitive as we go forward.

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Can you talk more about the timing in terms of closing? What needs to happen before then, and how much flexibility do you have in terms of potential redemptions and your ability to close the deals you’re looking at?

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Ryan: Joy mentioned earlier that we expect the transaction to close by the end of the quarter, but not everything is within our control. That is our expectation and there is certainly some oddities in terms of numbers going stale. I think most listeners know about that where depending on if you meet a certain trigger things slide over, so there is a possibility that closing slides into the second quarter. We’re working nights and weekends have a great set of service providers helping us to try and get it closed as soon as possible. It’s super important for us at the three companies that we get the combination done and we are working well together, but there is a lot of benefits that come with closing the transaction. In terms of redemption, we are aware of the climate and we certainly think this transaction has a lot of things that are exciting to long term investors. We disclosed in the S-4 in terms of level of redemptions that the transaction can handle. All I can say to add to that is that we haven’t stopped working; we continue to work to try and improve our ability to withstand redemption. We are also trying to get the word out as well in terms of what a great opportunity we think this is—that’s why we are here today.

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You had some ambitious targets when you announced this deal last year. What is your confidence level in achieving those targets in the long term and the near term? Obviously the world has changed since then with supply chain and the Omicron variant. What cushion have you put in there that puts in changes that have happened since then and how should we think of the short term and long term assuming the transaction closes?

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Ryan: Starting with the long term, we have tremendous confidence in terms of what the market opportunity is. We have confidence in our ability to execute and take advantage of that opportunity. For semiconductors, all of the press is about the shortages of components and there is no doubt that affects the long term, but the long term trend of onshoring and being able to manufacture more made in the USA is, in our opinion, great news for Tempo and feeds us in terms of our ambitions. In the short term, we are focused on two things that create some bumpiness. First, the component shortages impact us, no question. In individual orders there can be lumpiness in terms of timing. But it also helps us with visibility. Customers are trying to plan and think ahead, which helps us. That’s what we get paid to manage. Separately, you referenced the timing of the transaction. The sooner the transaction closes, the better it is—we start reaping the benefits of the combined basis. We haven’t published numbers yet, but in terms of FY21 in terms of how the three businesses are performing and coming together and overall demand, we feel pretty good about it.

Joy: I often tell people, especially related to the supply chain shortages, we don’t need millions of components. We need tens, or twenties or hundreds mostly. In some cases even those can be hard to get, but our business is supporting innovators. If you believe that we’re going to continue to innovate in this country, then we are going to see Tempo’s opportunity continue to grow along with that innovation cycle.

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After you’ve closed, there should be some left over cash considering redemptions are minimal. What are your priorities are for that cash? I assume there will be some integration costs, some investments you make in the companies. What are the priorities in terms of rank and preference?

Ryan: I will reiterate because we think it’s really important that we expect the combined business, the three companies we’re putting together, to generate cash. Surely there will be some cost to integration and the like but we don’t consider it usually material in the grand scheme of things. We will invest in upgrading some of the equipment and capabilities of the two companies that we’re acquiring, so that will be a high priority. I think in our original PIPE deck presentation we showed that we have a pretty deep funnel in terms of opportunities for further M&A. We will be disciplined and make sure that if we do make further acquisitions, that it will fit the strategy and we will have the appropriate financial screening in place to do that.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”), and ACE Convergence Acquisition Corp. (“ACE”), including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2020 (as amended, the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021 and subsequently amended on May 6, 2021, and on December 13, 2021 (the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

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Additional Information and Where to Find It

ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus of ACE, and certain related documents, to be used at the meeting of its shareholders to approve the Proposed Business Combination and related matters. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Potential Business Combination. ACE may also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at www.acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Participants in the Solicitation

ACE and Tempo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the Proposed Business Combination. Information about ACE’s directors and executive officers and their ownership of ACE’s securities is set forth in ACE’s filings with the SEC, including the Form 10-K. To the extent that holdings of ACE’s securities have changed since the amounts printed in the Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This document shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This document shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of ACE, the combined company or Tempo, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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